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December 4, 2012

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File No. 811-05028

Dear Mr. Thompson:

In a September 13, 2012 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Amendment No. 308 (“Amendment 308”) to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on July 30, 2012. Amendment 308 was the annual update to the Offering Memorandums and Offering Memorandum Supplements of the Registrant’s Private Account Portfolio Series. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as set forth in Amendment 308.

Offering Memorandum

Comment 1: Various Portfolios’ Principal Investment Strategies include a Rule 35d-1 80% test that “may be represented by options, futures contracts, or swap agreements.” In your response, explain how derivatives are valued for purposes of a Portfolio’s 80% test. The Staff is of the view that market value is appropriate for this purpose while notional value is not appropriate.

Response: The Portfolios typically count each applicable swap agreement’s market value towards compliance with the Portfolio’s 80% test. In connection with credit default swaps in which a Portfolio is selling protection, the Portfolio currently counts the full notional value of the swap agreement towards compliance with the Portfolio’s 80% test. For additional information regarding how the Portfolios value their derivative investments (including swaps) generally, please see the How Portfolio Shares are Priced section of the Offering Memorandum, which describes the process by which the Portfolios value their portfolio holdings, including derivatives (such as swaps).

US    Austin    Boston    Charlotte    Hartford     Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley

Washington DC    EUROPE    Brussels    Dublin    Frankfurt    London    Luxembourg    Moscow     Munich    Paris    ASIA    Beijing    Hong Kong

Brion Thompson December 4, 2012 Page 2

Comment 2: Since the PIMCO International Portfolio has a wholly-owned Cayman subsidiary, please address the following comments:

(i)	whether the Subsidiary is managed in accordance with all of the parent Portfolio’s compliance policies and procedures;

(ii)	whether the Subsidiary consolidates its financial statements with the financial statements of the parent Portfolio;

(iii)	whether the Subsidiary’s board of directors complies with the requirements of Sections 10 and 16 of the 1940 Act;

(iv)	whether the Subsidiary has the same custodian and auditor as the parent Portfolio; and

(v)	whether the Subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff (and if not, why not).

Response: The Registrant’s responses, set forth below, are similar to the responses provided to similar comments on Post-Effective Amendment Nos. 126, 133 and 171 for PIMCO Funds, Post-Effective Amendment No. 10 for PIMCO Equity Series, Post-Effective Amendment No. 48 for PIMCO Variable Insurance Trust, and Post-Effective Amendment No. 3 for PIMCO Equity Series VIT, each a separate registered investment company also advised by PIMCO.1

[1]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010); Letter from Adam T. Teufel to Brick Barrientos, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Equity Series Post-Effective Amendment No. 10, at comment 3 (Nov. 2, 2011); Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Variable Insurance Trust Post-Effective Amendment No. 48, at comment 10 (Jan. 10, 2012); and Letter from Adam T. Teufel to Deborah D. Skeens, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Equity Series VIT Post-Effective Amendment No. 3 (Apr. 30, 2012).

Brion Thompson December 4, 2012 Page 3

Whether the Subsidiary is managed in accordance with all of the parent Portfolio’s compliance policies and procedures; Whether Sections 8, 10 and 16 of the 1940 Act apply to the Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, the Portfolio will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Portfolio. However, the Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Portfolio segregates assets for, or offsets, similar transactions the Portfolio engages in directly. In addition, the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Portfolio. The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Portfolio from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Portfolio to violate Section 48(a).2

Whether the Subsidiary consolidates its financial statements with the financial statements of the Subsidiary’s parent Portfolio

The Subsidiary consolidates its financial statements with those of the parent Portfolio. The Registrant is relying in part on a letter to Brian D. Bullard, Chief Accountant of the Division of Investment Management, dated October 24, 2006 (the “Letter”), wherein the Registrant notified the Office of Chief Accountant of its intent to consolidate a subsidiary in the PIMCO CommodityRealReturn Strategy Fund’s financial statements. In a subsequent conversation with the Registrant, the Office of Chief Accountant acknowledged that it did not object to the Registrant’s conclusions with respect to consolidation as outlined in the Letter. The Registrant acknowledges that its position with respect to consolidation has not changed from the position described in the Letter. As such, the Registrant continues to believe that the decision to consolidate is appropriate under GAAP.

[2]

For example, if the Portfolio were to cause its Subsidiary to engage in investment activities prohibited by the Portfolio’s fundamental investment restrictions without first obtaining shareholder approval, the Portfolio would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

Brion Thompson December 4, 2012 Page 4

Whether the Subsidiary has the same custodian and auditor as the parent Portfolio

Yes, the Subsidiary has the same custodian and auditor as the parent Portfolio.

Whether the Subsidiary has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

Yes, the Registrant filed a consent to service of process and examination of its books and records as an exhibit to Amendment No. 304 to the Registrant’s registration statement under the 1940 Act, as filed on June 15, 2012.3

Comment 3: The PIMCO Long Duration Corporate Bond Portfolio’s Principal Investment Strategies includes a Rule 35d-1 80% test to invest in “corporate Fixed Income Instruments.” Since “Bond” is used in the name of the Portfolio, revise the 80% test to refer to “corporate bonds,” not “corporate Fixed Income Instruments.” Also, in the Principal Investment Strategies disclose the Portfolio’s average duration consistent with the use of “Long Duration” in the Portfolio’s name and include an example explaining the effect on the Portfolio of a 1% increase in interest rates.

Response: The Registrant does not believe that its use of the term “Fixed Income Instruments” rather than “bonds” in describing the Portfolio’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments” is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.” The capitalized term “Fixed Income Instruments” is defined prominently at the beginning of the Characteristics and Risks of Securities and Investment Techniques section of the Offering Memorandum to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Portfolio considers to be a “bond” for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

[3]

The Subsidiary submits to jurisdiction in the United States by virtue of filing an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

Brion Thompson December 4, 2012 Page 5

We respectfully note that Form N-1A does not require the Portfolio to disclose a specific average duration range. Since we believe the current disclosure is consistent with the requirements of Item 9 of Form N-1A, we believe the current disclosure is sufficient as is, particularly in light of the sophisticated nature of the Portfolio’s eligible investors (i.e., PIMCO-advised separately managed accounts and funds that are “accredited investors” within the meaning of Regulation D under the Securities Act of 1933 and either “qualified purchasers” within the meaning of Section 3(c)(7) of the 1940 Act or “qualified institutional buyers” within the meaning of Rule 144A(a)(1) under the Securities Act of 1933).

With regard to an example explaining the effect on the Portfolio of a 1% increase in interest rates, please see the Characteristics and Risks of Securities and Investment Techniques—Duration section of the Offering Memorandum. A shorter stub explanation of duration is also provided within the Portfolio’s Principal Investment Strategies section.4 The brief description of duration within the Principal Investment Strategies section, coupled with the more complete description in the back section of the Offering Memorandum provides, in our view, sufficient explanation of duration.

Comment 4: With respect to the PIMCO Low Duration Portfolio, in the Principal Investment Strategies, include an example explaining the effect on the Portfolio of a 1% increase in interest rates.

Response: With regard to an example explaining the effect on the Portfolio of a 1% increase in interest rates, please see the Characteristics and Risks of Securities and Investment Techniques—Duration section of the Offering Memorandum. A shorter stub explanation of duration is also provided within the Portfolio’s Principal Investment Strategies section.5 The brief description of duration within the Principal Investment Strategies section, coupled with the more complete description in the back section of the Offering Memorandum provides, in our view, sufficient explanation of duration.

Comment 5: The Investment Restrictions section notes that certain Portfolios’ investment objectives are non-fundamental. Add disclosure regarding the advance notice that will be provided to shareholders, if any, in the event the Board were to revise a Portfolio’s non-fundamental investment objective.

[4]	The brief description within the Principal Investment Strategies section states “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates.”
[5]	The brief description within the Principal Investment Strategies section states “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates.”

Brion Thompson December 4, 2012 Page 6

Response: In the unlikely event that the Board of Trustees ever approves a change to a Portfolio’s investment objective, the Registrant would file an amendment to the Offering Memorandum with the SEC prior to first use. The Portfolio would promptly deliver the amended Offering Memorandum (reflecting the new investment objective) to all existing shareholders to the extent such delivery is deemed necessary and appropriate. The Portfolio would also file an amended registration statement with the SEC to the extent doing so is deemed necessary and appropriate in light of the changes to the Portfolio’s investment objective.

Comment 6: The Investment Restrictions section states “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise this sentence in order to reflect the Staff’s view that all privately issued mortgage-related securities represent interests in an industry or group of related industries.

Response: The Registrant notes that the Staff has previously given this comment to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010. The Staff has also given this comment to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,6 as supplemented by subsequent letters from PIMCO to the Staff.

With respect to privately issued mortgage-related securities (“Private MBS”), the Registrant takes the position that such securities do not represent interests in any particular “industry” or group of industries. Accordingly, the Registrant takes the position that the Portfolios may invest more or less than 25% of a Portfolio’s assets in Private MBS from time to time without violating the Portfolios’ fundamental investment restriction to not concentrate in any industry. Unlike other series of the Registrant (i.e., those registered under the Securities Act of 1933) and other PIMCO-advised open-end registered investment companies, the Portfolios have not adopted an internal operating policy limiting the Portfolios’ investments in residential Private MBS to a maximum 25% of each Portfolio’s assets.

*                    *                 *

[6]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Brion Thompson December 4, 2012 Page 7

In addition to these comments, you requested that the Registrant make certain representations concerning Amendment 308 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

December 4, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File No. 811-05028)

In connection with a response being made on behalf of the Registrant to the comments provided with respect to Amendment No. 308 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on July 30, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Ryan Leshaw

Dino Capasso